SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STREAM GLOBAL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock, par value $0.001

(Title of Class of Securities)

86323M 118

(CUSIP Number of Common Stock Underlying Class of Securities)

R. Scott Murray

Chairman and Chief Executive Officer

20 William Street, Suite 310

Wellesley, Massachusetts 02481

(781) 304-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mark G. Borden, Esq.

Peter N. Handrinos, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,750,000	$489

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 17,500,000 warrants, each to purchase one share of common stock, at the purchase price of $0.50 per warrant.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Stream Global Services, Inc., a Delaware corporation (“Stream” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Stream’s offer to purchase for cash up to 17,500,000 warrants, each exercisable for one share of its common stock, par value $0.001 per share (the “warrants”), at a price of $0.50 per warrant, net to the seller in cash, without interest. Stream’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated November 13, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and issuer is Stream Global Services, Inc., a company organized under the laws the State of Delaware. The address of Stream’s principal executive office is 20 William Street, Suite 310, Wellesley, Massachusetts 02481. Stream’s telephone number is (781) 304-1800.

(b) Securities.

This Schedule TO relates to the Company’s warrants, each of which is exercisable for one share of its common stock. There were approximately 19,982,394 warrants issued and outstanding as of November 11, 2009.

(c) Trading Market and Price.

The information set forth in Section 8 (“Price Range of Common Stock, Warrants and Units”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is Stream Global Services, Inc. Stream’s business address is 20 William Street, Suite 310, Wellesley, Massachusetts 02481. Stream’s business telephone number is (781) 304-1800.

Pursuant to General Instruction C to Schedule TO, the information set forth on Appendix A to the Offer to Purchase and in Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections titled “Summary Term Sheet and Questions and Answers” and “Introduction,” and in Section 1 (“Number of Warrants; Purchase Price; Proration”) of the Offer to Purchase is incorporated herein by reference.

(1)(ii) The information set forth in the sections titled “Summary Term Sheet and Questions and Answers” and “Introduction,” and in Section 1 (“Number of Warrants; Purchase Price; Proration”), Section 5 (“Purchase of Warrants and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(1)(iii) The information set forth in the sections titled “Summary Term Sheet and Questions and Answers” and “Introduction,” and in Section 1 (“Number of Warrants; Purchase Price; Proration”) of the Offer to Purchase is incorporated herein by reference.

(1)(iv) Not Applicable.

(1)(v) The information set forth in the section titled “Summary Term Sheet and Questions and Answers,” and in Section 14 (“Extension of The Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(1)(vi) The information set forth in the section titled “Summary Term Sheet and Questions and Answers,” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(1)(vii) The information set forth in the section titled “Summary Term Sheet and Questions and Answers,” and in Section 3 (“Procedures for Tendering Warrants”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(1)(viii) The information set forth in the section titled “Summary Term Sheet and Questions and Answers,” and in Section 5 (“Purchase of Warrants and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(1)(ix) The information set forth in the sections titled “Summary Term Sheet and Questions and Answers” and “Introduction,” and in Section 1 (“Number of Warrants; Purchase Price; Proration”) and Section 5 (“Purchase of Warrants and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(1)(x) The information set forth in the section titled “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Offer” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(1)(xi) Not Applicable.

(1)(xii) The information set forth in the section titled “Summary Term Sheet and Questions and Answers,” and in Section 3 (“Procedures for Tendering Warrants”) and Section 13 (“U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(2) Not Applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) Uses of Securities Acquired.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Stream”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 13, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit Number	Description

(b)	Credit Agreement, dated as of October 1, 2009, by and among Wells Fargo Foothill, LLC, as agent and co-arranger, Goldman Sachs Lending Partners LLC, as co-arranger, and each of the other Lenders party thereto, the Company and the Company’s subsidiaries identified therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2009.

(d)(1)	Employment Agreement between the Company and R. Scott Murray, dated July 15, 2008, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2008.

(d)(2)	Letter Amendment to Employment Agreement between the Company and R. Scott Murray, dated December 29, 2008, incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(3)	Employment Agreement between the Company and Sheila M. Flaherty, dated July 16, 2008, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2008.

(d)(4)	Letter Amendment to Employment Agreement between the Company and Sheila M. Flaherty, dated December 29, 2008, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(5)	Employment Agreement between the Company and Robert Dechant, dated August 7, 2008, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(6)	Letter Amendment to Employment Agreement between the Company and Robert Dechant, dated December 29, 2008, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(7)	2009 Executive Sales Commission Plan for Robert Dechant, dated May 8, 2009, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009.

(d)(8)	Amended and Restated Registration Rights Agreement between the Company, Ares Corporate Opportunities Fund II, L.P., NewBridge International Investment Ltd., EGS Dutchco B.V., R. Scott Murray and certain stockholders of the Company, dated August 14, 2009, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(d)(9)	Stockholders Agreement between the Company, Ares Corporate Opportunities Fund II, L.P., NewBridge International Investment Ltd., EGS Dutchco B.V., R. Scott Murray and Trillium Capital LLC, dated October 1, 2009, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2009.

(d)(10)	Guarantee and Reimbursement Agreement, among the Company, Stream Holdings Corporation, Stream Florida Inc., Stream International Inc., Stream New York Inc., and Ares Corporate Opportunities Fund II, L.P. dated March 2, 2009, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009.

(d)(11)	Share Exchange Agreement, dated as of August 14, 2009, among the Company, EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(d)(12)	Letter Agreement, dated as of August 14, 2009, between Stream Global Services, Inc. and Ares Corporate Opportunities Fund II, L.P., incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

Exhibit Number	Description

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STREAM GLOBAL SERVICES, INC.

By:	/s/ R. SCOTT MURRAY
R. Scott Murray
Chairman and Chief Executive Officer

Date: November 13, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 13, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(b)	Credit Agreement, dated as of October 1, 2009, by and among Wells Fargo Foothill, LLC, as agent and co-arranger, Goldman Sachs Lending Partners LLC, as co-arranger, and each of the other Lenders party thereto, the Company and the Company’s subsidiaries identified therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2009.

(d)(1)	Employment Agreement between the Company and R. Scott Murray, dated July 15, 2008, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2008.

(d)(2)	Letter Amendment to Employment Agreement between the Company and R. Scott Murray, dated December 29, 2008, incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(3)	Employment Agreement between the Company and Sheila M. Flaherty, dated July 16, 2008, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2008.

(d)(4)	Letter Amendment to Employment Agreement between the Company and Sheila M. Flaherty, dated December 29, 2008, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(5)	Employment Agreement between the Company and Robert Dechant, dated August 7, 2008, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(6)	Letter Amendment to Employment Agreement between the Company and Robert Dechant, dated December 29, 2008, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(7)	2009 Executive Sales Commission Plan for Robert Dechant, dated May 8, 2009, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009.

(d)(8)	Amended and Restated Registration Rights Agreement between the Company, Ares Corporate Opportunities Fund II, L.P., NewBridge International Investment Ltd., EGS Dutchco B.V., R. Scott Murray and certain stockholders of the Company, dated August 14, 2009, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(d)(9)	Stockholders Agreement between the Company, Ares Corporate Opportunities Fund II, L.P., NewBridge International Investment Ltd., EGS Dutchco B.V., R. Scott Murray and Trillium Capital LLC, dated October 1, 2009, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2009.

(d)(10)	Guarantee and Reimbursement Agreement, among the Company, Stream Holdings Corporation, Stream Florida Inc., Stream International Inc., Stream New York Inc., and Ares Corporate Opportunities Fund II, L.P. dated March 2, 2009, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009.

Exhibit Number	Description

(d)(11)	Share Exchange Agreement, dated as of August 14, 2009, among the Company, EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(d)(12)	Letter Agreement, dated as of August 14, 2009, between Stream Global Services, Inc. and Ares Corporate Opportunities Fund II, L.P., incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(g)	Not applicable.

(h)	Not applicable.